SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 30, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 3Q09 results

São Paulo, November 16, 2009 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its results for the third quarter of 2009 (3Q09). The Company’s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2008.
SBSP3: R$ 35.15 / share SBS US$ 41.18 (ADR=2 shares) Total shares: 227,836,623 Market value: R$ 8.0 billion Closing price: November 16, 2009

1. Financial Highlights

							R$ million
			Change				Change

	3Q08	3Q09	R$	%	9M08	9M09	R$	%
(+) Gross operating revenue	1,717.2	1,749.1	31.9	1.9	5,003.2	5,272.1	268.9	5.4
(-) COFINS and PASEP taxes	124.2	120.1	(4.1)	(3.3)	356.7	366.1	9.4	2.6
(=) Net operating revenue	1,593.0	1,629.0	36.0	2.3	4,646.5	4,906.0	259.5	5.6
(-) Costs and expenses	1,055.9	1,173.4	117.5	11.1	3,004.0	3,483.1	479.1	15.9
(-) Other operating revenue (Expenses)	125.4	7.0	(118.4)	(94.4)	114.6	(14.7)	(129.3)	(112.8)
(=) Earnings before financial expenses (EBIT*)	662.5	462.6	(199.9)	(30.2)	1,757.1	1,408.2	(348.9)	(19.9)
(+) Depreciation and amortization	160.3	161.5	1.2	0.7	465.4	484.7	19.3	4.1
(=) EBITDA**	697.4	617.1	(80.3)	(11.5)	2,107.9	1,907.6	(200.3)	(9.5)
(%) EBITDA margin	43.8	37.9	-	-	45.4	38.9	-	-

Net income	231.1	195.7	(35.4)	(15.3)	894.8	916.6	21.8	2.4

Earnings per share (R$)	1.01	0.86	-	-	3.93	4.02	-	-

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In 3Q09, net operating revenue totaled R$ 1.6 billion, a 2.3% increase compared to 3Q08. Costs and expenses stood at R$ 1.2 billion, 11.1% higher than in 3Q08. EBITDA dropped 11.5%, from R$ 697.4 million in 3Q08 to R$ 617.1 million in 3Q09.

Earnings before financial expenses (EBIT) decreased 30.2%, from R$ 662.5 million in 3Q08 to R$ 462.6 million in 3Q09.

2. Gross operating revenue

In 3Q09, gross operating revenue grew R$ 31.9 million, or 1.9%, from R$ 1.72 billion in 3Q08 to R$ 1.75 billion in 3Q09. The main reasons for this increase were the 0.2% tariff adjustment as of September 2009 and the 0.7% growth in total billed volume.

This performance was influenced by the following factors: i) the lower average temperature in the period; ii) the lower billing in the industrial segment in ranges above 500 m³/month due to the signing of firm demand contracts and the closures and/or production cutbacks at certain industrial units; iii) the lower volume in the non-residential segment due to actions under the Rational Water Use Program (PURA) at properties owned by the São Paulo State Government and the São Paulo Municipal Government.

3. Billed volume

The following tables show billed water and sewage volume per customer category and region in 3Q08, 3Q09, 9M08 and 9M09.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3

Category	Water			Sewage			Water + Sewage

	3Q08	3Q09%		3Q08	3Q09%		3Q08	3Q09%
Residential	336.9	338.8	0.6	270.7	274.5	1.4	607.6	613.3	0.9
Commercial	38.7	38.0	(1.8)	35.7	35.3	(1.1)	74.4	73.3	(1.5)
Industrial	9.0	8.6	(4.4)	8.7	8.7	-	17.7	17.3	(2.3)
Public	12.0	11.3	(5.8)	9.7	9.3	(4.1)	21.7	20.6	(5.1)
Total retail	396.6	396.7	-	324.8	327.8	0.9	721.4	724.5	0.4
Wholesale	71.0	71.7	1.0	6.7	8.1	20.9	77.7	79.8	2.7
Reused water	-	0.1	-	-	-	-	-	0.1	-
Total	467.6	468.5	0.2	331.5	335.9	1.3	799.1	804.4	0.7
	9M08	9M09%		9M08	9M09%		9M08	9M09%
Residential	1,011.6	1,035.2	2.3	809.5	834.6	3.1	1,821.1	1,869.8	2.7
Commercial	114.8	115.4	0.5	105.7	106.5	0.8	220.5	221.9	0.6
Industrial	26.7	25.5	(4.5)	25.4	25.5	0.4	52.1	51.0	(2.1)
Public	35.0	34.6	(1.1)	28.1	28.4	1.1	63.1	63.0	(0.2)
Total retail	1,188.1	1,210.7	1.9	968.7	995.0	2.7	2,156.8	2,205.7	2.3
Wholesale	211.9	215.2	1.6	21.4	22.4	4.7	233.3	237.6	1.8
Reused water	0.1	0.2	100.0	-	-	-	0.1	0.2	100.0
Total	1,400.1	1,426.1	1.9	990.1	1,017.4	2.8	2,390.2	2,443.5	2.2

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3

Region	Water			Sewage			Water + Sewage

	3Q08	3Q09%		3Q08	3Q09%		3Q08	3Q09%
Metropolitan	266.9	266.2	(0.3)	222.6	224.4	0.8	489.5	490.6	0.2
Regional (2)	129.7	130.5	0.6	102.2	103.4	1.2	231.9	233.9	0.9
Total retail	396.6	396.7	-	324.8	327.8	0.9	721.4	724.5	0.4
Wholesale	71.0	71.7	1.0	6.7	8.1	20.9	77.7	79.8	2.7
Reused water	-	0.1	-	-	-	-	-	0.1	-
Total	467.6	468.5	0.2	331.5	335.9	1.3	799.1	804.4	0.7
	9M08	9M09%		9M08	9M09%		9M08	9M09%
Metropolitan	794.3	805.5	1.4	660.9	676.1	2.3	1,455.2	1,481.6	1.8
Regional (2)	393.8	405.2	2.9	307.8	318.9	3.6	701.6	724.1	3.2
Total retail	1,188.1	1,210.7	1.9	968.7	995.0	2.7	2,156.8	2,205.7	2.3
Wholesale	211.9	215.2	1.6	21.4	22.4	4.7	233.3	237.6	1.8
Reused water	0.1	0.2	100.0	-	-	-	0.1	0.2	100.0
Total	1,400.1	1,426.1	1.9	990.1	1,017.4	2.8	2,390.2	2,443.5	2.2

(1) Not revised by the Independent Auditors
(2) Including coastal and countryside

4. Costs, administrative and selling expenses

In 3Q09, costs of products and services, as well as administrative and selling expenses increased R$ 117.5 million, or 11.1% . Costs and expenses as a percentage of net revenue grew from 66.3% in 3Q08 to 72.0% in 3Q09.

								R$ million
			Change				Change

	3Q08	3Q09	R$	%	9M08	9M09	R$	%
Payroll and benefits	339.0	354.6	15.6	4.6	1,001.5	1,203.4	201.9	20.2
Supplies	37.4	39.5	2.1	5.6	103.7	111.1	7.4	7.1
Treatment supplies	32.1	33.4	1.3	4.0	100.0	105.3	5.3	5.3
Services	172.8	236.3	63.5	36.7	453.7	694.2	240.5	53.0
Electric power	113.8	121.4	7.6	6.7	342.9	360.2	17.3	5.0
General expenses	117.0	145.8	28.8	24.6	246.8	246.1	(0.7)	(0.3)
Tax expenses	22.7	9.4	(13.3)	(58.6)	37.4	43.4	6.0	16.0

Sub-total	834.8	940.4	105.6	12.6	2,286.0	2,763.7	477.7	20.9

Depreciation and amortization	160.3	161.5	1.2	0.7	465.4	484.7	19.3	4.1
Credit write-offs	60.8	71.5	10.7	17.6	252.6	234.7	(17.9)	(7.1)

Costs, administrative and selling expenses	1,055.9	1,173.4	117.5	11.1	3,004.0	3,483.1	479.1	15.9

% over net revenue	66.3	72.0	-	-	64.7	71.0	-	-

4.1. Payroll and benefits

In 3Q09, payroll and benefits grew R$ 15.6 million or 4.6%, from R$ 339.0 million to R$ 354.6 million, due to the 6.69% increase in wages as of May 2009 and the R$ 1.5 million increase in provisions for pension fund obligations as a result of actuarial calculation in 2009.

4.2. Supplies

In 3Q09, supplies grew R$ 2.1 million, or 5.6%, when compared to the previous year, from R$ 37.4 million to R$ 39.5 million. The main factors explaining this increase were data processing expenses in the amount of R$ 0.7 million, due to the replacement and modernization of IT equipment, and maintenance of buildings and installations in the amount of R$ 1.1 million.

4.3. Treatment supplies

In 3Q09, expenses with chemical products grew by R$ 1.3 million, or 4.0%, from R$ 32.1 million in 3Q08 to R$ 33.4 million in 3Q09. There was an increase of R$ 5.9 million due to the increase in iron chloride and aluminum polychloride consumption, enabling a more efficient water treatment process, replacing iron sulphate, which causes environmental damage.

4.4. Services

In 3Q09, this item grew R$ 63.5 million, or 36.7%, from R$ 172.8 million to R$ 236.3 million. The main factors leading to this increase were:

• Connection and sewage and water network maintenance in the amount of R$ 11.5 million, mainly due to the pent-up demand for this service and the acceleration of the execution of the service contracts at the Santos coastal region. Other factors were: i) greater allocation of resources in the Water Loss Reduction Program; ii) intensification of the operations to meet the demands of the Córrego Limpo Program with the São Paulo Municipal Government; and iii) repair of the sewage collection networks, especially in the municipality of Praia Grande, optimization of the sewage system in the municipality of São Vicente, and intensification of actions to meet the requirements of the Canal Limpo Program in the municipality of Santos;

• Preventive and corrective maintenance at the water treatment systems in the amount of R$ 10.0 million, due to the following factors: i) initiatives regarding urbanization, landscaping, lighting, sports equipment and leisure, construction of community foundations at the Parque da Integração, as part of the agreement with the São Paulo Municipal Government, in the amount of R$ 4.3 million; ii) maintenance and recovery of reservoirs, equipment and municipal operating areas of the regional systems, in the amount of R$ 2.8 million; and iii) maintenance and recovery of reservoirs, decanters, equipment and operating areas in the Water and Sewage Treatment Stations in the São Paulo Metropolitan Region, in the amount of R$ 1.9 million;

• Expenses of R$ 8.2 million with the implementation of Program for the Rational Use of Water (PURA) at municipal schools, as a result of the partnership established between Sabesp and the São Paulo Municipal Government;

• Accounting reclassification related to the software licenses made in 3Q08, in the amount of R$ 6.3 million, non recurring in the coming quarters;

• Expenses with advertising campaigns focused on social-environmental initiatives, such as Projeto Verão, Várzeas do Tietê, Soluções Ambientais, Vida Nova, PURA, among others, in the amount of R$ 5.3 million, which will be recurring for the coming quarters;

• Provision of R$ 3.3 million for future disbursements, already committed, related to initiatives determined by the partnership between Sabesp and the São Paulo Municipal Government;

• Professional services in the amount of R$ 1.9 million due to the hiring of consultancy and advisory firms, as well as other specialized services focused on several areas, such as: monitoring system, analysis and integration of the information management processes and publicity of the Sabesp brand, specialized professional services on consultancy for corporate restructuring, implementation of Added-Value Management (GVA), among others;

• Hydrometer reading and bill delivery in the amount of R$ 1.9 million, due to the increase in reading services outsourcing, inactive connections survey and the use of new technologies, allowing an increase in security and a more agile system for reading and issuing bills;

• Car rental expenses started in August 2008, due to the replacement of the Company’s own fleet, in the amount of R$ 1.8 million;

• Recruitment of interns in the amount of R$ 1.8 million, started in February 2009. There was no recruitment in 2008; and

• Expenses of R$ 1.7 million with treatment and disposal of sludge related to services provided by the Public-Private Partnership, recurring for the coming quarters.

4.5. Electric power

In 3Q09, electric power expenses grew R$ 7.6 million or 6.7%, from R$ 113.8 million to R$ 121.4 million. There was a 5.16% increase in the free market and the 7.58% increase from the captive market, corresponding to a 6.7% average increase in spending between the markets. The average tariff increase in the free and captive markets was around 10% in the quarter.

4.6. General expenses

In 3Q09, general expenses grew R$ 28.8 million or 24.6%, from R$ 117.0 million to R$ 145.8 million, due to the increase of R$ 30.8 million, mainly in provisions for judicial contingencies.

4.7. Depreciation and Amortization

In 3Q09, depreciation and amortization increased by R$ 1.2 million or 0.7%, from R$ 160.3 million to R$ 161.5 million, due to the higher work transference to permanent assets in operation when compared to same period of previous year.

4.8. Credit write-offs

In 3Q09, credit write-offs grew R$ 10.7 million or 17.6%, from R$ 60.8 million to R$ 71.5 million. From 2Q08, the Company has been making improvements in the accounting provision for losses. Amounts that were being provisioned after 360 days are now registered as provision at the time of the debt appearance. It is a time difference and the methodology, which was being applied in billing the municipalities that are served by the Company in the wholesale, as of 2Q09 is being used also in the billing of individuals. The amount of this complementary provision this quarter was R$ 6.6 million and will be recurring in the coming periods.

4.9. Tax expenses

In 3Q09, tax expenses dropped R$ 13.3 million or 58.6%, mainly due to payment of the TRCF (Regulation, Control and Oversight Fee) to ARSESP (São Paulo State Sanitation and Energy Regulatory Agency) as of July 2008 in the amount of R$ 14.8 million, relating to the first 9 installments of the 2008 annual amount. In 2009, the appropriation of these values has been monthly.

5. Other operating revenues and expenses

In 3Q09, other operating revenues and expenses dropped R$ 132.3 million or 105.5%, mainly as a result of the fixed asset write-off in 3Q08 due to the settlement of the Third Amendment to the GESP Agreement that establishes the full incorporation of the assets verified at the Alto Tietê System’s equity appraisal report.

6. Financial revenues and expenses

	R$ million
	3Q08	3Q09	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	106.4	98.7	(7.7)	(7.2)
Interest and charges on international loans and financing	18.0	14.9	(3.1)	(17.2)
Interest rate over lawsuit indemnity, net of provisions	71.7	173.9	102.2	142.5
Other financial expenses	7.0	7.7	0.7	10.0

Total financial expenses	203.1	295.2	92.1	45.3

Financial revenues	40.9	29.0	(11.9)	(29.1)

Financial expenses net of revenues	162.2	266.2	104.0	64.1

6.1. Financial expenses

In 3Q09, financial expenses increased R$ 92.1 million or 45.3%, as described below:

• Decrease in interest and charges for domestic financing, as a result of a drop in the payable balance due to the settlement held in the amount of R$ 7.7 million;

• Decrease of R$ 3.1 million in interest on foreign financing, as a result of the US dollar depreciation versus the Brazilian Real; and

• Increase in interest on lawsuits in the amount of R$ 102.2 million.

6.2. Financial revenues

Financial revenues dropped R$ 11.9 million mainly due to interest on past due bills and customer installment agreements in 3Q08. The variation was a result of risk contracts for collection at São Paulo Metropolitan Region in the previous period.

7. Foreign exchange and indexation

				R$ million
	3Q08	3Q09	Var.	%
Monetary variation over loans and financing	27.9	(1.9)	(29.8)	(106.8)
Currency exchange variation over loans and financing	212.2	(104.7)	(316.9)	(149.3)
Other variations	7.6	9.2	1.6	21.1

Variation on liabilities	247.7	(97.4)	(345.1)	(139.3)

Variation on assets	362.4	11.8	(350.6)	(96.7)

Net Variation	(114.7)	(109.2)	5.5	(4.8)

7.1. Variation on liabilities

The net effect of the variation on liabilities in 3Q09 was R$ 345.1 million, when compared to 3Q08, due to the:

• R$ 104.7 million profit from the positive variation of R$ 316.9 million as a result of 8.9% US Dollar depreciation in 3Q09 versus 20.3% appreciation in 3Q08, leading to a R$ 212.2 million loss; and

• R$ 29.8 million decrease in monetary variation over loans and financing due to: i) R$ 20.4 million reduction in financing indexed to the IGPM (General Market Price Index) with negative variation of 0.37% in 3Q09, versus 1.55% positive variation in 3Q08; and ii) R$ 9.4 million reduction over financing related to the TR rate which had a lower variation in 3Q09 (0.12%) in comparison to 3Q08 (0.55%) .

7.2. Variation on assets

Variation on assets declined R$ 350.6 million, mainly due to the update of the undisputed amount regarding supplementary retirement and pension remuneration as provided by the Third Amendment to the GESP (São Paulo State Government) made in the previous period.

8. Operating indicators

Thanks to the Water Loss Reduction Program, water losses fell by a substantial 6.4% in the third quarter. In the same period, the volume of water produced declined by 0.7%, while the population served increased by 0.9% .

Operating indicators*	3Q08	3Q09%
Water connections (1)	6,899	7,086	2.7
Sewage connections (1)	5,283	5,478	3.7
Population directly served - water (2)	23.1	23.3	0.9
Population directly served - sewage (2)	19.1	19.5	2.1
Number of employees	16,695	16,101	(3.6)
Water volume produced (3)	2,139	2,124	(0.7)
Water losses (%)	28.3	26.5	(6.4)

(1) In thousand units at the end of the period
(2) In thousand inhabitants at the end of the period, not including wholesale
(3) In million m3 at the end of the period
* Not revised by the Independent Auditors

9. Loans and financing

In October 2009, the Inter-American Development Bank (IDB) approved a US$ 600 million loan for Sabesp to continue the works on Projeto Tietê, which is in its third stage. The next step will be an agreement in compliance with the procedures for obtaining the Brazilian government’s guarantee. Sabesp’s counterparty in this financing will be US$ 200 million, for which the company will be seeking partial funding.

Also in October, Sabesp signed financing agreement of US$ 100 million with the International Bank for Reconstruction and Development (IBRD) for the Water Source Program. The company will put up US$ 25 million.

In addition, Sabesp Extraordinary Shareholders’ Meeting and the BNDES Executive Board approved a loan for three private issues of secured non-convertible debentures of R$ 275 million each, totaling R$ 826 million, to be subscribed exclusively by the BNDES and BNDESPAR. The first issue will be in 2009 and the subsequent ones in 2010 and 2011. The proceeds will be allocated to several of the Company’s investment programs, especially the Water Loss Reduction Program, as well as to the expansion and improvement of the Rio Grande Water Treatment Station in the São Paulo Metropolitan Region and sewage initiatives on the north coast and various water basins in the state.

	R$ million
INSTITUTION	2009	2010	2011	2012	2013	2014	2015 and onwards	Total
Local market
Banco do Brasil	68.4	288.7	314.2	342.0	372.2	98.1	-	1,483.6
Caixa Econômica Federal	18.5	78.1	84.9	92.6	93.6	54.9	292.1	714.7
Debentures	-	347.4	451.8	32.9	74.1	41.1	41.2	988.5
FIDC - SABESP I	13.9	55.6	13.9	-	-	-	-	83.4
BNDES	10.7	42.9	42.8	36.9	4.2	-	-	137.5
BNDES BX SANTISTA	-	-	-	9.7	9.6	9.7	48.2	77.2
BNDES PAC	-	-	0.3	0.5	0.6	0.5	4.7	6.6
Promissory Notes	599.3	-	-	-	-	-	-	599.3
Others	1.1	4.6	7.7	0.4	0.4	0.5	2.4	17.1
Interest and charges	66.8	58.1	7.5	-	-	-	-	132.4
Local market total	778.7	875.4	923.1	515.0	554.7	204.8	388.6	4,240.3
International market
IDB	23.9	66.2	66.2	66.2	66.2	66.2	339.7	694.6
Eurobonds	-	-	-	-	-	-	248.9	248.9
JICA	-	-	11.4	22.8	22.8	22.8	341.8	421.6
IDB (AB LOAN)	-	-	42.2	42.2	42.2	42.2	272.2	441.0
Interest and charges	21.8	5.9	-	-	-	-	-	27.7
International market total	45.7	72.1	119.8	131.2	131.2	131.2	1,202.6	1,833.8
Total	824.4	947.5	1,042.9	646.2	685.9	336.0	1,591.2	6,074.1

10. Future Events

Public Meeting with Analysts and Investors	Conference Call in English
November 24, 2009	November 24, 2009
3:00PM (Brasília) / 12:00PM (US EST)	11:00AM (Brasília) / 8:00AM (US EST)
Live webcast at www.sabesp.com.br	Dial-in access: (1 412) 858-4600
Conference ID: Sabesp
Replay available at the Company’s website
Replay – available until 12/2/2009
Dial-in access: (1 412) 317-0088
Replay ID: 435646#
Live webcast at www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)			R$ '000
	PARENT COMPANY		CONSOLIDATED
	jul-sep/09	jul-sep/08	jul-sep/09
Gross Revenue from Sales and Services	1,749,076	1,717,266	1,749,076
Water Supply - Retail	886,231	879,146	886,231
Water Supply - Wholesale	82,654	77,901	82,654
Sewage Collection and Treatment	744,909	725,586	744,909
Sewage Collection and Treatment - Wholesale	5,471	3,796	5,471
Other Services	29,811	30,837	29,811

Taxes on Sales and Services - COFINS and PASEP	(120,105)	(124,221)	(120,105)

Net Revenue from Sales and Services	1,628,971	1,593,045	1,628,971

Costs of Sales and Services	(762,094)	(708,200)	(762,094)

Gross Profit	866,877	884,845	866,877

Operating Expenses
Sales	(201,415)	(163,590)	(201,415)
Administrative	(209,855)	(184,122)	(209,942)
Other Operating Revenue (Expenses)	7,019	(125,352)	7,019

Operating Result Before Equity Interest	462,626	411,781	462,539
Equity Results	(30)	-	-

Earnings Before Net Financial Result	462,596	411,781	462,539
Financial Income and Expenses, Net	(260,922)	168,073	(260,865)
Foreing Exchange Gain (Loss), Net	103,895	(215,617)	103,895

Income (loss) before Taxes on Income	305,569	364,237	305,569

Income and Social Contribution Taxes

Current Income Tax/Social Contribution	(198,822)	(176,993)	(198,822)
Deferred Income Tax/Social Contribution	88,980	43,842	88,980

Net Income (loss)	195,727	231,086	195,727

Registered common shares (thousand of shares)	227,836	227,836	227,836
Earnings per shares R$	0.86	1.01	0.86

Depreciation and Amortization	(161,480)	(160,303)	(161,480)
EBITDA	617,057	697,436	617,000
% over net revenue	37.9%	43.8%	37.9%

Balance Sheet

Brazilian Corporate Law				R$ '000
ASSETS	PARENT COMPANY		CONSOLIDATED
	09/30/2009	06/30/2009	09/30/2009	06/30/2009
Current
Cash and Cash Equivalents	383,924	685,576	386,269	688,904
Accounts Receivable, net	1,082,737	1,049,740	1,082,737	1,049,740
Accounts Receivable from Shareholders	150,243	164,734	150,243	164,734
Inventory	37,104	39,146	37,104	39,146
Taxes Payable	3,524	3,197	3,524	3,197
Other Receivables	167,162	162,820	167,239	162,830
Deferred income tax and social contribution	255,598	202,249	255,598	202,249

Total Current Assets	2,080,292	2,307,462	2,082,714	2,310,800

Non-current
Long Term Assets:
Accounts Receivable, net	272,748	276,990	272,748	276,990
Accounts Receivable from Shareholders	1,403,798	1,401,365	1,403,798	1,401,365
Indemnities Receivable	146,213	146,213	146,213	146,213
Judicial Deposits	44,647	51,949	44,647	51,949
Other accounts receivable	97,719	97,445	97,719	97,445
Deffered Taxes and Contributions	493,283	458,890	493,283	458,890

	2,458,408	2,432,852	2,458,408	2,432,852

Investments	4,412	4,442	720	720
Permanent Assets	15,402,918	14,988,107	15,404,423	14,988,679
Intangible Assets	1,093,517	1,093,841	1,093,517	1,093,841

	16,500,847	16,086,390	16,498,660	16,083,240

Total Permanent Assets	18,959,255	18,519,242	18,957,068	18,516,092

Total Assets	21,039,547	20,826,704	21,039,782	20,826,892

LIABILITIES AND SHAREHOLDER'S EQUITY	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Current
Suppliers and Constructors	230,722	182,893	230,915	183,042
Loans and Financing	1,619,417	1,614,312	1,619,417	1,614,312
Salaries and Payroll Charges	349,895	340,181	349,932	340,216
Taxes and Contributions Payable	193,452	145,582	193,457	145,586
Deffered Taxes and Contributions	44,570	47,289	44,570	47,289
Interest on Ow n Capital Payable	128,656	128,656	128,656	128,656
Provision for Contingencies	604,542	471,755	604,542	471,755
Accounts Payable	218,279	220,508	218,279	220,508
Other Payables	149,756	136,738	149,756	136,738

Total current liabilities	3,539,289	3,287,914	3,539,524	3,288,102

Non-current
Long Term Liabilities:
Loans and Financing	4,454,701	4,850,915	4,454,701	4,850,915
Taxes and Contributions Payable	92,602	100,007	92,602	100,007
Deferred Taxes and Contributions	151,961	149,756	151,961	149,756
Provision for Contingencies	741,712	654,108	741,712	654,108
Pension Fund Obligations	464,525	449,568	464,525	449,568
Other Payables	324,702	260,108	324,702	260,108

Total non-current liabilities	6,230,203	6,464,462	6,230,203	6,464,462

Shareholder's Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Revaluation Reserves	2,185,646	2,207,324	2,185,646	2,207,324
Profit Reserves	1,911,474	1,911,474	1,911,474	1,911,474
Accrued income	844,992	627,587	844,992	627,587

Total Shareholder's Equity	11,270,055	11,074,328	11,270,055	11,074,328

Total Liabilities and Shareholder's Equity	21,039,547	20,826,704	21,039,782	20,826,892

Cash Flow

Brazilian Corporate Law			R$ '000
	PARENT COMPANY		CONSOLIDATED
Description	jul-sep/09	jul-sep/08	jul-sep/09
Cash flow from operating activities
Earnings before Income Tax and Social Contribution	305,569	364,237	305,569
Adjustments for reconciliation of net income
Provisions for contingencies	270,746	164,047	270,746
Reversion of provision for losses	(222)	(168)	(222)
Other provisions	88	135	88
Liabilities related to pension plans	19,178	17,575	19,178
Loss in the w rite-off of property, plant and equipment	5,702	139,704	5,702
Other w rite-offs	4,542	-	4,542
Depreciation and Amortization	161,479	160,302	161,480
Interest calculated on loans and financing payable	114,336	125,315	114,336
Foreign exchange loss on loans and financing	(106,635)	240,089	(106,635)
Passive monetary exchange variation and interest	1,323	1,730	1,323
Active monetary exchange variation and interest	(6,537)	(350,158)	(6,537)
Equity result	30	-	-
Provisions for bad debt	71,509	60,845	71,509
Provisions for Conduct Adjustment Term (TAC)	(26,386)	-	(26,386)
Other provisions	3,296	-	3,296
Adjusted net income	818,018	923,653	817,989

(Increase) decrease in assets:
Clients	(97,781)	(83,040)	(97,781)
Accounts receivable from shareholders	13,347	(32,735)	13,347
Inventories	2,263	2,271	2,263
Recoverable Taxes	(328)	721	(328)
Other accounts receivable	(3,614)	(33,352)	(3,682)
Judicial deposits	(15,011)	(27,931)	(15,011)
Increase (decrease) in liabilities:
Accounts payable to suppliers and contractors	47,623	(353)	47,667
Salaries and payroll charges	36,099	53,490	36,101
Income Tax paid over Interest on ow n capital	-	14,371	-
Taxes and contributions	(5,425)	(9,463)	(5,423)
Services payable	(3,111)	25,816	(3,111)
Other accounts payable	74,225	12,015	74,225
Contingencies	(26,233)	(82,938)	(26,233)
Pension plan	(4,219)	(4,109)	(4,219)
Interest paid	(126,568)	(136,076)	(126,568)
Income tax and contributions paid	(153,531)	(103,605)	(153,531)
Variation on assets and liabilities	(262,264)	(404,918)	(262,284)

Net cash from operating activities	555,754	518,735	555,705

Cash flow from investing activities:
Acquisition of property, plant and equipment	(590,577)	(327,848)	(591,511)
Increase in intangible assets	(5,344)	(77,907)	(5,344)
Investments increase	-	(3,841)	-

Net cash used in investing activities	(595,921)	(409,596)	(596,855)

Cash flow from financing activities
Loans and Financing
Funding	94,736	137,256	94,736
Loans amortization	(356,221)	(109,866)	(356,221)
Interest on ow n capital payment	-	(14,407)	-

Net cash used in financing activities	(261,485)	12,983	(261,485)

Net increase (decrease) in cash equivalents
Cash and cash equivalents at the beginning of the period	685,576	352,781	688,904
Cash and cash equivalents at the end of the period	383,924	474,903	386,269

Change in Cash	(301,652)	122,122	(302,635)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: December 30, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.